UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-42469

Uni-Fuels Holdings Limited

(Registrant’s Name)

15 Beach Road, Beach Centre #05-07

Singapore 189677

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

On January 13, 2025, Uni-Fuels Holdings Limited (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with R. F. Lafferty & Co., Inc., as the representative of the several underwriters listed on Schedule 1 to the Underwriting Agreement (the “Representative”), relating to the Company’s initial public offering (the “IPO”) of 2,100,000 Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”), for a price of $4 per share, less certain underwriting discounts. The Company also granted the underwriters a 45-day option to purchase up to 315,000 additional Class A Ordinary Shares on the same terms and conditions for the purpose of covering any over-allotments in connection with the IPO.

On January 15, 2025, the Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-282849) (the “Registration Statement”), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 28, 2024, as amended, and declared effective by the SEC on January 10, 2025. 2,100,000 Class A Ordinary Shares were sold at an offering price of $4 per share, generating gross proceeds of $8,400,000. The IPO was conducted on a firm commitment basis. The Class A Ordinary Shares were approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “UFG” on January 14, 2025. On January 15, 2025, the Company also issued warrants to the Representative and its affiliates, which are exercisable during the period commencing from six months from the effective date of the Registration Statement, and expiring five years from the commencement of sales of the Class A Ordinary Shares in the IPO, entitling the holders of the warrants to purchase an aggregate of up to 105,000 Class A Ordinary Shares at a per share price of $5 (the “Representative’s Warrants”).

In connection with the IPO, the Company issued a press release on January 14, 2025, announcing the pricing of the IPO and a press release on January 15, 2025, announcing the closing of the IPO, respectively.

Copies of the Underwriting Agreement, the Representative’s Warrants, and the two press releases, are attached hereto as Exhibits 10.1, 4.1, 99.1, and 99.2, respectively, and are incorporated by reference herein. The foregoing summaries of the terms of the Underwriting Agreement and the Representative’s Warrants do not purport to be a complete description of each of the documents described in this Form 6-K, and are subject to, and qualified in their entirety by, such documents.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
4.1	Representative’s Warrants
10.1	Underwriting Agreement dated January 13, 2025 by and between the Company and the Representative
99.1	Press Release on Pricing of the Company’s Initial Public Offering
99.2	Press Release on Closing of the Company’s Initial Public Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNI-FUELS HOLDINGS LIMITED

Date: January 16, 2025	By:	/s/ Koh Kuan Hua
	Name:	Koh Kuan Hua
	Title:	Chief Executive Officer